UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2024

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On August 1, 2024, the previously announced Annual and Special General Meeting of Shareholders (the “Meeting”) of Brenmiller Energy Ltd. (the “Company”) was adjourned due to lack of the required quorum present to open and conduct the Meeting.

The adjourned Meeting will be held on August 8, 2024, at 4:00 p.m. (Israel time), at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel. Any additional details will be provided prior to the adjourned Meeting. Only shareholders of record who held ordinary shares, no par value per share, of the Company at the close of business on June 3, 2024 will be entitled to notice of and to vote at the adjourned Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: August 1, 2024	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer